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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 1)*



                         THE ESTEE LAUDER COMPANIES INC.
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                                (NAME OF ISSUER)


         CLASS A COMMON STOCK,                              518439 10 4
       PAR VALUE $.01 PER SHARE
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    (TITLE OF CLASS OF SECURITIES)                         (CUSIP NUMBER)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on Following Pages
                                Page 1 of 8 Pages
                         Exhibit Index Appears on Page 7


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NYFS11...:\90\44090\0009\2579\SCH1158V.37B

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CUSIP No.  518439 10 4                 13G                   Page 2 of 8
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  1          NAME OF REPORTING PERSONS:           TRUST F/B/O AERIN LAUDER AND
                                                  JANE LAUDER U/A/D DECEMBER 15,
                                                  1976 CREATED BY ESTEE LAUDER
                                                  AND JOSEPH H. LAUDER, AS
                                                  GRANTORS

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
             PERSONS:
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  2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                      (A) [_]
                                                                      (B) [X]
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  3          SEC USE ONLY

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  4          CITIZENSHIP OR PLACE OF              NEW YORK
             ORGANIZATION:

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 NUMBER OF           5    SOLE VOTING POWER:              7,673,354
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         6    SHARED VOTING POWER:                --
  OWNED BY
                  --------------------------------------------------------------
    EACH             7    SOLE DISPOSITIVE POWER:         7,673,354
  REPORTING
                  --------------------------------------------------------------
PERSON WITH          8    SHARED DISPOSITIVE POWER:           --

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  9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY       7,673,354
             EACH REPORTING PERSON:

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  10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES:*                                         N/A
                                                                      [-]
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  11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):      11.8%
                                                                  ** SEE ITEM 4
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  12         TYPE OF REPORTING PERSON:            OO
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*        SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  IDENTITY OF ISSUER

        (a)         The name of the issuer is The Estee Lauder Companies Inc.
                    (the "Issuer").

        (b) The address of the Issuer's principal executive office is 767 Fifth Avenue, New York, New York 10153.

ITEM 2.  IDENTITY OF PERSON FILING

        (a) - (c)   This report is being filed by the Trust f/b/o Aerin
                    Lauder and Jane Lauder u/a/d December 15, 1976 created by
                    Estee Lauder and Joseph H. Lauder, as Grantors, with a business address of c/o Richard D. Parsons, 75 Rockefeller
                    Plaza, New York, New York 10019 (the "Reporting Person").
                    The Reporting Person was organized in the State of New York.

        (d) - (e)   This report covers the Issuer's Class A Common Stock, par
                    value $.01 per share (the "Class A Common Stock"). The CUSIP number of the Class A Common Stock is 518439 10 4.

ITEM 3.

        Not Applicable.

ITEM 4. OWNERSHIP

        (a) At December 31, 1997, the Reporting Person beneficially owned 7,673,354 shares of Class A Common Stock as follows:
                    4,320,434 shares of Class A Common Stock and 3,352,920 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock") held directly by the Reporting Person. The 4,320,434 shares of Class A Common Stock are loaned to Ronald S. Lauder, pursuant to a demand loan. The Reporting Person and Ronald S. Lauder have entered into arrangements (the "Calls and Puts") pursuant to which the Reporting Person can acquire up to 937,554 shares of Class B Common Stock from Mr. Lauder in exchange for 937,554 shares of Class A Common Stock and Mr. Lauder can acquire 937,554 shares of Class A Common Stock from the Reporting Person in exchange for 937,554 shares of Class B Common Stock. The Reporting Person's option to acquire shares of Class B Common Stock is secured by the pledge by Ronald S. Lauder of 937,554 shares of Class B Common Stock; in the event of a default by Ronald S. Lauder under the Calls and Puts, the Reporting Person would have the right to assume absolute ownership of the pledged shares. If the Calls and Puts were exercised in full, or if the Reporting Person acquired the right to assume absolute ownership of the pledged shares, the Calls and Puts would have no effect on the total number of shares beneficially owned by the Reporting Person. However, the number of shares of Class A Common Stock owned directly would be 3,382,880 and the number of shares of Class B Common Stock would be 4,290,474.




                             Page 3 of 8 Pages

        (b) Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 7,673,354 shares of Class A Common Stock, which would constitute 11.8% of the number of shares of Class A Common Stock outstanding. This does not take into account the exercise of any of the Calls and Puts.

                    Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 4,320,434 shares of Class A Common Stock and the 3,352,920 shares of Class B Common Stock beneficially owned by the Reporting Person constitute 6.0% of the aggregate voting power of the Issuer. This does not take into account the exercise of any of the Calls and Puts.

        (c) Richard D. Parsons, as the sole trustee of the Reporting Person, has sole voting and dispositive power with respect to the 4,320,434 shares of Class A Common Stock and the 3,352,920 shares of Class B Common Stock owned by the Reporting Person. This does not take into account the exercise of any of the Calls and Puts.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Aerin Lauder and Jane Lauder, as beneficiaries of the Reporting Person, and Richard D. Parsons, as the sole trustee of the Reporting Person, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 4,320,434 shares of Class A Common Stock and the 3,352,920 shares of Class B Common Stock owned by the Reporting Person. This does not take into account the exercise of any of the Calls and Puts.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        The Reporting Person is a party to a Stockholders' Agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders' Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the



                             Page 4 of 8 Pages
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        Issuer. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common
        Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not Applicable.

ITEM 10. CERTIFICATION

        Not Applicable.




                             Page 5 of 8 Pages
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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 4, 1998                 Trust f/b/o Aerin Lauder and Jane Lauder
                                        u/a/d December 15, 1976, created by
                                        Estee Lauder and Joseph H. Lauder, as
                                        Grantors


                                   By:  /s/ Richard D. Parsons
                                        --------------------------------
                                        Richard D. Parsons, trustee








                             Page 6 of 8 Pages
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                                 EXHIBIT INDEX


Exhibit A         --         List of Parties to the Stockholders' Agreement











                             Page 7 of 8 Pages